SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST , 2003.
                                          --------  ----

                             TUMI RESOURCES LIMITED
                   -------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           (Registrant)

Date   August 29, 2003                     By  /s/ Nick DeMare
     --------------------                  -------------------------------------
                                           (Signature)



Nick DeMare, Director
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                            TSX Venture Symbol: TM.V

--------------------------------------------------------------------------------

NEWS RELEASE                                                     AUGUST 29, 2003


                               2ND QUARTER RESULTS

In accordance with National Instrument 54-102, the Company provides the interim financial results of the Company for the quarter ended June 30, 2003.

                                    Three Months Ended            Six Months Ended
                                         June 30,                     June 30,
                                 ------------------------     ------------------------
                                     2003          2002           2003          2002
                                       $             $              $             $

INCOME
Interest income                         663         1,746          1,573         4,276
                                 ----------    ----------     ----------    ----------
EXPENSES
Accounting and administration        19,442        12,000         42,551        11,650
Audit                                11,472           337         11,472           612
Consulting                            1,500             -          5,308             -
Fiscal advisory fee                       -             -         18,025             -
Foreign exchange                      4,605         2,911          4,605         2,911
Investor relations                    6,000             -         12,000             -
Legal                                 3,644         1,550          7,534         3,938
Management fees                       6,000             -         10,000         4,000
Office                                8,059         4,169         17,323         5,773
Regulatory                            3,730         8,875          8,618        11,968
Shareholder costs                     3,262           375          6,162         1,312
Stock-based compensation              1,862             -          5,441             -
Transfer agent                        3,146         1,830          5,099         2,884
Travel and related                   27,935         1,758         67,101         1,758
                                 ----------    ----------     ----------    ----------
                                    100,657        33,805        221,239        46,806
                                 ----------    ----------     ----------    ----------
NET LOSS FOR THE PERIOD             (99,994)      (32,059)      (219,666)      (42,530)

DEFICIT - BEGINNING OF PERIOD      (384,215)      (21,257)      (264,543)      (10,786)
                                 ----------    ----------     ----------    ----------
DEFICIT - END OF PERIOD            (484,209)      (53,316)      (484,209)      (53,316)
                                 ==========    ==========     ==========    ==========

BASIC AND DILUTED LOSS
      PER COMMON SHARE               ($0.01)       ($0.01)        ($0.03)       ($0.01)
                                 ==========    ==========     ==========    ==========

DESCRIPTION OF BUSINESS

Tumi Resources Limited (the "Company") is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Mexico and Peru. The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange under the symbol "TM.V" The Company is also registered with the U.S. Securities and Exchange Commission (the "SEC") as a foreign private issuer, under the Securities Act of 1934.

PROPERTY UPDATES

A)   CINCO MINAS, MEXICO

The objectives established by management at the outset of the Cinco Minas exploration program were achieved with the Phase 1 underground channel sampling and drill results confirming the open-pit potential of the Cinco Minas silver-gold vein system around the historic El Abra Mine. The Phase 1 program's objective was to drill test a number of potential sites containing ore grade mineralization along 5 km of the Cinco Minas epithermal vein and stockwork system. The program focused on determining early in the exploration program the open-pit potential at the historically prolific El Abra mine area, mined for high grade silver-gold ores by the founders of the Anaconda Mining Co. in the 1920's (1.08 million tonnes at 3.2 g/t gold and 476 g/t silver). Several completed drill holes were very encouraging. CMRC20 intercepted 18m grading 2.03 g/t Au and 316 g/t Ag including 4m grading 7.01 g/t Au and 1,099 g/t Ag and CMRC23 cut 14m grading 1.44 g/t Au and 221 g/t Ag.

On the basis of the recent drill hole results, El Abra may once again be economically mined but now as a low-cost open-pit operation. The immediate exploration target in the area of outcropping mineralization at El Abra is to identify about 2 million tonnes of ore allowing a scoping study to be undertaken on an open-pit mine project with a proposed initial mining rate of 1,000 tonnes/day. Additional tonnages of well oxidized gold and silver mineralization will be explored as an integral part of the Company's ongoing exploration and development program.

Management believes that the results of the Phase I program on the Cinco Minas Property justifies a follow-up Phase II program.. The Company has just completed a financing to raise gross proceeds of approximately $590,800. The Phase II program will be comprised of the following:

     1. Metallurgical Test Work: The Company will commission bulk testing of Cinco Minas ore for updated leach tests to add to the existing historical data and determine if the El Abra ore is amenable to heap leach or whether a vat leach process is the preferred method of metal extraction. Based on historical metallurgical tests done at the request of the property owners, it is probable that both low-cost heap leaching methods and milling with agitation leaching and recovery using well established zinc precipitation units (Merrill-Crowe process) will be used. Two representative bulk channel samples, from accessible areas of the old workings, will be collected and subjected to column leach studies and bottle roll tests.

     2. Further Drilling: To date, the drilling around El Abra has outlined approximately 1 million tonnes of silver-gold mineralization to a depth of about 100m below surface. In order to commence a scoping study for a project at a mining rate of 1,000 tonnes per day, the resource size needs to be doubled. Therefore it is recommended :

          (a) Undertake a sampling program of the vein above road level at El Abra estimated to contain about 250,000 to 300,000 tonnes of rock with no stripping ratio. It will require construction of a road or ramp access above and behind the vein and holes drilled from the footwall towards the hangingwall of the vein. As old workings extend up into this mass of rock, it must be sampled. Channel sampling of the top of the outcrop is included as part of the program.

          (b) Drill holes from 500W (the last westerly drill line at the historic El Abra mine) to San Pedro at 800W are also being programmed. Several holes on 300W are also required to delimit the vein to the SE of El Abra.

     3. Structural Interpretation: As an understanding of the structural setting of mineralization outside of the 860m wide historic El Abra mine area may well lead to the discovery of previously unknown high grade silver-gold ore shoots, detailed geological and structural mapping will be undertaken in and around the large number of silver-gold showings and workings distributed SE along the 5km long Cinco Minas vein and stockwork system.

     4. Scoping Study: Appoint an independent engineer to undertake a scoping study.

To date the Company has incurred sufficient expenditures to meet its first anniversary commitment. To earn its 60% interest in the Cinco Minas Property, the Company must fund project related expenditures totalling US $2.5 million by July 6, 2005.

B)       GRAN CABRERA, MEXICO

The Company is focusing its resources on the exploration of the Cinco Minas Property and, as a result, has not committed any funds to conduct exploration on the Gran Cabrera Properties. Management anticipated that it may conduct a US $100,000 geological and sampling program towards the latter part of fiscal 2003. However, any decision will be dependent on the results at the Cinco Minas Property and adequate financial resources. The company is required to incur a minimum of US $325,000 by October 23, 2005, of which US $75,000 is required to be incurred by October 23, 2003. If the Company is unable to spend the first year commitment it will be required to renegotiate the Gran Cabrera HOA or risk losing the option.

C)       TINKA PROPERTY, PERU

On February 19, 2003, the Company entered into a heads of agreement (the "Tinka HOA") with Tinka Resources Ltd. ("Tinka Resources"), a publicly-traded company, of which certain of its directors and officers are also directors of the Company, whereby the Company, has granted a 70% interest in the option on the Tinka property. Under the option, Tinka Resources has agreed to assume the Company's share issuance obligations through the issuances of a total of 500,000 common shares of Tinka Resources over three years. Tinka Resources must also fund a total of US$2.5 million in exploration expenditures, including underlying option payments and government taxes, over a three year period.

OPERATIONS AND LIQUIDITY

During the six months ended June 30, 2003, the Company reported a loss of $219,666, an increase of $177,136 compared to a loss of $42,530 in 2002. General and administrative expenses of $221,239 was reported in 2003, an increase of $174,433 from $46,806 in 2002. Accounting and administrative expenses increased by $30,901, from $11,650 in 2002 to $42,551 in 2003 due to increased levels of operations and activity in 2003 in the head office and Mexico office. Audit and legal fees increased substantially due mainly to the preparation of the Form 20F registration form. Consulting fees, office expenses and travel expenses increased due to costs associated with increasing the Company's market awareness and corporate development. During 2003 the Company paid $12,000 to an investor relations consultant and $18,025 to Canaccord Capital Corp. for fiscal advisory services. In addition, the Company recorded a non-cash charge of $5,441 attributed to the vesting of stock options previously granted to the consultant.

During 2003, the Company spent $509,240 on concession payments and exploration expenditures to complete the Phase I sampling and drilling program on the Cinco Minas Project in Mexico.

During 2003, the Company raised $510,240 cash from the issuance of common shares from a private placement and options exercised. As at June 30, 2003, the Company had a working capital of $125,509. Subsequent to June 30, 2003, the Company completed a private placement of 1,477,000 units to raise gross proceeds of $590,800. Although management have not finalized the budget for the Phase II exploration program to be conducted at the Cinco Minas Property, it expects to have sufficient funds to complete this phase.

ON BEHALF OF THE BOARD

/s/ David Henstridge
---------------------------------
David Henstridge, President & CEO

Investor Information contact: Nick L. Nicolaas,
                              604-657-4058,
                              nicolaas@attglobal.net
                              Website: www.tumiresources.com


  The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Forward Looking Statements

This Company Summary contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management.

Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.